

December 24, 2013

Via Facsimile
Peter J. Winger
Chief Financial Officer
INREIT Real Estate Investment Trust
1711 Gold Drive South, Suite 100
Fargo, North Dakota 58103

Re: **INREIT Real Estate Investment Trust**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-54295

Dear Mr. Winger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Lease Expirations, page 30

1. In future Exchange Act periodic filings, please expand disclosure in this table to include the total area in square feet covered by the expiring leases, as well as the percentage of gross annual rent represented by such leases.

Issuer Purchases of Equity Securities, page 33

2. We note the chart on page 33. In future Exchange Act periodic filings, please revise to clarify the distinction between "Total Number of Shares Purchased" and "Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs." In addition, in future Exchange Act periodic filings, please revise this section to clarify the share amount of redemption requests received during the year and the share amount of redemption requests fulfilled during the year.

<u>Financing Activities, page 36</u>

3.   We note the selected financial data on page 34 includes "dividends declared (shares)." Please tell us what you mean by "dividends declared (shares)" and clarify in future Exchange Act periodic filings whether your dividends are paid in cash and/or shares. In addition, we note your disclosure on page 36 that you funded 100% of your dividends from operating cash flows. In future Exchange Act periodic filings, please revise to provide additional detail regarding your distribution coverage including separate disclosure relating to cash coverage and earnings coverage of distributions. In this regard, please revise to provide the total distributions paid, including any amounts reinvested through your dividend reinvestment plan, and cash flow from operations as well as earnings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel